

Mail Stop 3720

September 19, 2017

Mark D. Carleton
Chief Financial Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112

>   **Re: Liberty Media Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 28, 2017**
>   **File No. 001-35707**

Dear Mr. Carleton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications